April 17, 2007

VIA EDGAR (“corresp”)

Mr. Michael Fay

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	UAL Corporation
File No. 001-06033
Form 10-K: For the Year Ended December 31, 2006

Dear Mr. Fay:

This letter (a) provides a further response to the Staff’s comment concerning our Form 10-K for the year ended December 31, 2006 as set forth in the Staff’s letter dated March 30, 2007, and (b) clarifies our earlier response to you in our letter dated April 12, 2007.   As you requested in your follow-up telephone conversation on April 16, 2007 with Messrs. David Wing and David Olaussen of United Air Lines, Inc. (“United”), we provide here an explanation of the meaning and application of Section 18.2, End State Transition, of our PW2000 engine piece parts power-by-the-hour maintenance services agreement dated August 1, 2003 (the “Agreement”) with Chromalloy Gas Turbine Corporation (“Chromalloy”):

•                  Section 18.2 of the Agreement provides for an up to 120-day “ramp-down” of Chromalloy’s engine maintenance services for United in the event the Agreement is terminated, including without limitation if the Agreement is terminated by United pursuant to the termination for convenience provision of Article 20.  This 120-day ramp-down period begins immediately on the date that any early termination of the Agreement becomes effective, with all such work at that point being billed on a time and materials basis, instead of on a power-by-the-hour basis.  Section 18.2 states that this 120-day transition period is “intended to mitigate disruption to United’s maintenance operation.” During this transition period, United can gradually ramp down the engine work sent to Chromalloy, and ramp up the engine work being transitioned to any new vendor (or being transitioned in-house to United), which is operationally important in light of the significant size of United’s PW2000 engine fleet and the difficulty any maintenance vendor would have in immediately beginning to service the entire fleet.

•                  Consequently, if United hypothetically were to terminate the Agreement pursuant to Article 20’s termination for convenience provision, United would first give Chromalloy 90 days prior written notice before such termination for convenience would take effect.  During that 90-day

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notice period, until the effective date of the termination of the Agreement under Article 20, Chromalloy would continue to provide all of United’s required engine maintenance services, and United similarly would continue to pay the full monthly power-by-the-hour fees for those services.  Also during this 90-day notice period, both parties would be expected to take reasonable steps preparatory to the expected ending of the engine maintenance services on a power-by-the-hour basis. For example, Chromalloy could adjust inventory and third party service commitments, while United could likewise provide for alternative sourcing of PW2000 engine maintenance. Beginning at the end of the 90-day termination for convenience notice period under Article 20, United and Chromalloy would then begin under Article 18.2 to gradually ramp down, over an up to 120-day transition period, the PW2000 engine work to be performed by Chromalloy for United, and Chromalloy would invoice such ramp-down work on a time and materials basis, instead of on a power-by-the-hour basis.

Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff.  Please direct any questions about this letter to me at 312-997-8111 or David Wing at (847) 700-6194.

Sincerely,

/s/ Frederic F. Brace
Frederic F. Brace
Executive Vice President and
Chief Financial Officer

cc:	Glenn Tilton
Paul Lovejoy

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